

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 3, 2017

Jason Grenfell-Gardner
President and Chief Executive Officer
Teligent, Inc.
105 Lincoln Ave.
Buena, New Jersey 08310

      **Re:**    **Teligent, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2015**
             **Filed March 15, 2016**
             **File No. 001-08568**

Dear Mr. Grenfell-Gardner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Suzanne Hayes

                        Suzanne Hayes
                        Assistant Director
                        Office of Healthcare and Insurance

cc:    Joel Papernik, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.